UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                SCHEDULE 13D
                 UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. 2)

                               CONSECO, INC.
-------------------------------------------------------------------------------
                              (Name of Issuer)

                  Common Stock, par value $0.01 per share
-------------------------------------------------------------------------------
                       (Title of Class of Securities)
                                 208464883
                                 ---------
                               (CUSIP Number)

                            Kenneth Maiman, Esq.
                         Appaloosa Management L.P.
                        26 Main Street, First Floor
                             Chatham, NJ 07928
                               (973) 701-7000
-------------------------------------------------------------------------------
               (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communication)

                              October 6, 2003
-------------------------------------------------------------------------------
          (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|.

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See s.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               SCHEDULE 13D

CUSIP NO. 208464883                                         PAGE 2 OF 11 PAGES

1      NAME OF REPORTING PERSON                      Appaloosa Investment
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE    Limited Partnership I
       PERSON

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A                   (a)     [ ]
       GROUP                                                        (b)     [ ]

3      SEC USE ONLY


4      SOURCE OF FUNDS

                                 OO

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEM 2(d) OR 2(e)                                                    [ ]


6      CITIZENSHIP OR PLACE OF ORGANIZATION

                   DELAWARE


   NUMBER OF     7    SOLE VOTING POWER
    SHARES
                      -0-


 BENEFICIALLY    8    SHARED VOTING POWER
   OWNED BY
                      2,928,644


     EACH        9    SOLE DISPOSITIVE POWER
   REPORTING
                      -0-


    PERSON       10   SHARED DISPOSITIVE POWER
     WITH
                      2,928,644


11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,928,644


12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]


13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     2.9%


14   TYPE OF REPORTING PERSON

        PN

                               SCHEDULE 13D

CUSIP NO. 208464883                                         PAGE 3 OF 11 PAGES

1      NAME OF REPORTING PERSON                      Palomino Fund Ltd.
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
       PERSON

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A                   (a)     [ ]
       GROUP                                                        (b)     [ ]

3      SEC USE ONLY


4      SOURCE OF FUNDS

                                 OO

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEM 2(d) OR 2(e)                                                    [ ]


6      CITIZENSHIP OR PLACE OF ORGANIZATION

                   BRITISH VIRGIN ISLANDS


   NUMBER OF     7    SOLE VOTING POWER
    SHARES
                      -0-


 BENEFICIALLY    8    SHARED VOTING POWER
   OWNED BY
                      2,565,998


     EACH        9    SOLE DISPOSITIVE POWER
   REPORTING
                      -0-


    PERSON       10   SHARED DISPOSITIVE POWER
     WITH
                      2,565,998


11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,565,998


12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]


13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     2.6%


14   TYPE OF REPORTING PERSON

        CO

                               SCHEDULE 13D

CUSIP NO. 208464883                                         PAGE 4 OF 11 PAGES

1      NAME OF REPORTING PERSON                      Appaloosa Management L.P.
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
       PERSON

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A                   (a)     [ ]
       GROUP                                                        (b)     [ ]

3      SEC USE ONLY


4      SOURCE OF FUNDS

                                 OO

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEM 2(d) OR 2(e)                                                    [ ]


6      CITIZENSHIP OR PLACE OF ORGANIZATION

                   DELAWARE


   NUMBER OF     7    SOLE VOTING POWER
    SHARES
                      -0-


 BENEFICIALLY    8    SHARED VOTING POWER
   OWNED BY
                      5,494,642


     EACH        9    SOLE DISPOSITIVE POWER
   REPORTING
                      -0-


    PERSON       10   SHARED DISPOSITIVE POWER
     WITH
                      5,494,642


11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     5,494,642


12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]


13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.5%


14   TYPE OF REPORTING PERSON

        PN

                               SCHEDULE 13D

CUSIP NO. 208464883                                         PAGE 5 OF 11 PAGES

1      NAME OF REPORTING PERSON                      Appaloosa Partners Inc.
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
       PERSON

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A                   (a)     [ ]
       GROUP                                                        (b)     [ ]

3      SEC USE ONLY


4      SOURCE OF FUNDS

                                 OO

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEM 2(d) OR 2(e)                                                    [ ]


6      CITIZENSHIP OR PLACE OF ORGANIZATION

                   DELAWARE


   NUMBER OF     7    SOLE VOTING POWER
    SHARES
                      -0-


 BENEFICIALLY    8    SHARED VOTING POWER
   OWNED BY
                      5,494,642


     EACH        9    SOLE DISPOSITIVE POWER
   REPORTING
                      -0-


    PERSON       10   SHARED DISPOSITIVE POWER
     WITH
                      5,494,642


11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     5,494,642


12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]


13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.5%


14   TYPE OF REPORTING PERSON

        CO

                               SCHEDULE 13D

CUSIP NO. 208464883                                         PAGE 6 OF 11 PAGES

1      NAME OF REPORTING PERSON                      David A. Tepper
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
       PERSON

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A                   (a)     [ ]
       GROUP                                                        (b)     [ ]

3      SEC USE ONLY


4      SOURCE OF FUNDS

                                 OO

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEM 2(d) OR 2(e)                                                    [ ]


6      CITIZENSHIP OR PLACE OF ORGANIZATION

                   USA


   NUMBER OF     7    SOLE VOTING POWER
    SHARES
                      1,826,908


 BENEFICIALLY    8    SHARED VOTING POWER
   OWNED BY
                      5,494,642


     EACH        9    SOLE DISPOSITIVE POWER
   REPORTING
                      1,826,908


    PERSON       10   SHARED DISPOSITIVE POWER
     WITH
                      5,494,642


11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     7,321,550


12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]


13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     7.3%


14   TYPE OF REPORTING PERSON

        IN

                               UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13D
                 Under the Securities Exchange Act of 1934

     This Amendment No.2, filed by Appaloosa Investment Limited Partnership I, a Delaware limited partnership ("AILP"), Palomino Fund Ltd., a British Virgin Islands corporation ("Palomino"), Appaloosa Management L.P., a Delaware limited partnership (the "Manager"), Appaloosa Partners Inc., a Delaware corporation ("API"), and David A. Tepper, a citizen of the United States ("Mr. Tepper" and, together with AILP, Palomino, the Manager and API, the "Reporting Persons"), amends and supplements the Schedule 13D filed by the Reporting Persons on September 22, 2003 (as amended by Amendment No. 1 filed on October 3, 2003, the "Schedule 13D"), relating to the common stock of Conseco, Inc. (the "Company"). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D. The Schedule 13D is hereby amended and supplemented as follows:

ITEM 4. PURPOSE OF TRANSACTION.

     Item 4 is hereby amended to add the following:

     As previously disclosed in Amendment No. 1 to the Schedule 13D, the Manager commenced the Distribution on October 6, 2003 and expects to complete the Distribution within the next several days.

     Except as otherwise described in this Amendment No. 2 to the Schedule 13D, Mr. Tepper does not have any current plans to dispose of any of the Shares distributed to him. Each of the Reporting Persons reserves the right, in light of its ongoing evaluation of the Company's financial condition, business, operations and prospects, the market price of the Common Stock, conditions in the securities markets generally, general economic and industry conditions, its business objectives and other relevant factors, to change its plans and intentions at any time, as it deems appropriate. In particular, any one or more of the Reporting Persons (and their respective affiliates) reserves the right, in each case subject to any applicable limitations imposed on the sale of any of their Shares by the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder, to (i) purchase additional Shares or other securities of the Company, (ii) sell or transfer Shares beneficially owned by it from time to time in public or private transactions, and (iii) cause the Manager to distribute Shares in kind to its limited partners, the limited partners of AILP and the investors in Palomino, as the case may be.

     The Reporting Persons do not hold the Shares for the purpose of, or with the effect of, changing or influencing the control of the Company, or in connection with or as a participant in any transaction having that purpose or effect. Except as otherwise described in this Amendment No. 2 to the Schedule 13D, the Reporting Persons currently have no plans or proposals which relate or would result in any transaction, event or action enumerated in paragraphs (a) through (j) of Item 4 of the form of the
Schedule 13D promulgated under the Securities Exchange Act of 1934, as amended.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     Item 5 is hereby amended to reflect that, upon completion of the
Distribution:

     (a) This statement on Amendment No. 2 to the Schedule 13D relates to:
(i) 2,928,644 Shares which may be deemed to be beneficially owned by AILP and which constitute approximately 2.9% of the issued and outstanding Shares; (ii) 2,565,998 Shares which may be deemed to be beneficially owned by Palomino and which constitute approximately 2.6% of the issued and outstanding Shares; (iii) 5,494,642 Shares which may be deemed to be beneficially owned by the Manager and which constitute approximately 5.5% of the issued and outstanding Shares; (iv) 5,494,642 Shares which may be deemed to be beneficially owned by API and which constitute approximately 5.5% of the issued and outstanding Shares; and (v) 7,321,550 Shares which may be deemed to be beneficially owned by Mr. Tepper and which constitute approximately 7.3% of the issued and outstanding Shares.

     (b) AILP may be deemed to have shared voting and dispositive power with respect to 2,928,644 Shares. Palomino may be deemed to have shared voting and dispositive power with respect to 2,565,998 Shares. The Manager may be deemed to have shared voting and dispositive power with respect to 5,494,642 Shares. API may be deemed to have shared voting and dispositive power with respect to 5,494,642 Shares. Mr. Tepper may be deemed to have shared voting and dispositive power with respect to 5,494,642 Shares and sole voting and dispositive power with respect to 1,826,908 Shares.

     (c) Except as described in this Amendment No. 2 to the Schedule 13D, none of the Reporting Persons has effected any transactions in Shares during the sixty (60) days preceding the date of this Amendment No. 2 to the Schedule 13D.

     (d) Not applicable.

     (e) Not applicable.

                                 SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  October 6, 2003

                            APPALOOSA INVESTMENT LIMITED PARTNERSHIP I

                            By:    APPALOOSA MANAGEMENT L.P.,
                                   Its General Partner
                                   By:    APPALOOSA PARTNERS INC.,
                                          Its General Partner

                                          By:    /s/ David A. Tepper
                                                 -----------------------------
                                                 Name:  David A. Tepper
                                                 Title: President

                            PALOMINO FUND LTD.

                            By:    APPALOOSA MANAGEMENT L.P.,
                                   Its Investment Adviser
                                   By:    APPALOOSA PARTNERS INC.,
                                          Its General Partner

                                          By:    /s/ David A. Tepper
                                                 -----------------------------
                                                 Name:  David A. Tepper
                                                 Title: President

                            APPALOOSA MANAGEMENT L.P.

                                   By:    APPALOOSA PARTNERS INC.,
                                          Its General Partner

                                          By:    /s/ David A. Tepper
                                                 -----------------------------
                                                 Name:  David A. Tepper
                                                 Title: President

                            APPALOOSA PARTNERS INC.

                            By:    /s/ David A. Tepper
                                   -----------------------------
                                   Name:   David A. Tepper
                                   Title:  President

                           /s/ David A. Tepper
                           -----------------------------
                               David A. Tepper